Exhibit 99.1

500.com Limited Announces Acquisition of a 7-nanometer Mining Machine Manufacturer and New Issuance of Preference Shares

SHENZHEN, China, April 5, 2021 /PRNewswire/ -- 500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a cryptocurrency mining enterprise, today announced that it has entered into a share exchange agreement ("Share Exchange Agreement") with shareholders (the "Selling Shareholders") of Bee Computing (HK) Limited (“Bee Computing”). Pursuant to the Share Exchange Agreement, the Company expects to issue an aggregate of 45,825,530 of its Class A ordinary shares valued at US$2.182 per share, corresponding to US$21.82 per American Depositary Share (“ADS”) (based on the ratio of ten ordinary shares per ADS), representing a consideration of US$100 million in aggregate, to the Selling Shareholders and research and development team members, in exchange for the total issued share capital of Bee Computing. The 45,825,530 Class A ordinary shares represent approximately 8.18% of the Company’s total outstanding share capital as of March 31, 2021. The price of US$21.82 per ADS is based on the volume weighted average price of the twenty trading days prior to the date of the Share Exchange Agreement. This transaction is subject to the completion of certain conditions precedent to the closing of the transaction, including Bee Computing’s satisfactory completion of certain reorganization steps and other required closing conditions. There can be no assurance that the closing conditions will be satisfied, or that the proposed transaction will be consummated.

Pursuant the Share Exchange Agreement, the Company shall, subject to customary conditions, issue at the first closing an aggregate of 16,038,930, or US$35 million worth, of its Class A ordinary shares to the Selling Shareholders. The first closing is expected to occur in the second quarter of 2021. Subject to satisfaction of the following milestones, the Company shall issue at the subsequent closing an aggregate of 29,786,600, or US$65 million worth, of its Class A ordinary shares to Selling Shareholders and research and development team members:

1)	Continuous mass-production of Bitcoin mining machines incorporated with 7-nanometer application specific integrated circuits (“ASICs”);

2)	Development and mass-production of new generation of Bitcoin mning machines incorporated with 7-nanometer ASICs;

3)	Successful development of high-performance and mass-producible ETH ASIC mining machines;

4)	Successful development of high-performance and mass-producible LTC ASIC mining machines.

The Company’s Class A ordinary shares issued pursuant to the Share Exchange Agreement shall be subject to an agreed lock-up period.

Bee Computing was established in 2018 and specializes in the development and manufacture of cryptocurrency mining chips and mining machines for different cryptocurrencies, including BTC, ETH, and LRC. Bee Computing has invested more than US$35 million in research and development since its inception. In 2019, Bee Computing launched a Bitcoin mining machine incorporating 7-nanometer ASICs co-developed with MediaTek Inc., the largest IC design company in Asia, manufactured by Taiwan Semiconductor Manufacturing Company, the world’s leading third-party foundry, and tested and packaged by ASE Technology Holding Co., Ltd., the world’s largest semiconductor testing company, who is also a major investor of Bee Computing.

The Company purchased Bee Computing's bitcoin mining machines incorporating 7-nanometer ASICs on February 2, 2021, and the mining machines are expected to be delivered by the end of April 2021. The company plans to invest no less than US$30 million in Bee Computing to develop cryptocurrency mining chips and mining machines after first closing.

Appointment of Director and Initiative to Enhance Shareholding Structure

Since the Company announced its strategic transformation and its new management team on December 21, 2020, the Company's business has undergone drastic changes, including (i) entering into multiple agreements with a number of companies to acquire second-hand and new cryptocurrency mining machines to mine for both Bitcoin and Ethereum; (ii) taking control of a 435MW power capacity hydropower mine, by acquiring a controlling stake in Loto Interactive Limited (HKEX: 08198); and (iii) entering into a share exchange agreement with Bitdeer Technologies Holding Company, a company controlled by one of the founders of BTC.com, to acquire its entire mining pool business, including the domain name BTC.com and its cryptocurrency wallet.

In just three months, the Company has completed a radical transformation of its business to become a cryptocurrency mining enterprise. By diversifying the Company's revenue streams, it has largely expanded its potential, business longevity, and ultimately the value proposition to its shareholders.

These achievements would not have been possible without the assistance of the Company’s original founder, Mr. Man San Vincent Law. After the completion of the abovementioned transactions, the Company’s currently shareholding structure is relatively dispersed. In light of this, the Company has been exploring possible ways permitted under applicable laws and the Company’s articles of association to ensure the stability of the Company’s corporate governance and long-term development of its businesses. As a result, the Company's Board of Directors has appointed Mr. Man San Vincent Law as its Executive Director, effective as of April 5, 2021, and authorized the Company to issue 65,000 Class A preference shares (the “Preference Shares”) at US$1.0 per share, for a total consideration of US$65,000, to Good Luck Capital Limited (“Good Luck”), a company wholly-owned by Mr. Law. Following the issuance of the Preference Shares, Mr. Man San Vincent Law’s aggregate voting power increased from approximately 17.66% to approximately 60.28% (based on the Company’s total outstanding share capital as of March 31, 2021 and assuming issuance of all shares under the Share Exchange Agreement). The following is a summary of the key terms associated with the Preference Shares.

1)       The voting power of each Preference Share is equal to that of 10,000 Class A ordinary shares of the Company, subject to proportional reduction commensurate with the number of Class A ordinary shares beneficial owned by Good Luck;

2)       The Preference Shares cannot be converted into Class A ordinary shares, Class B ordinary shares, or ADRs;

3)       The Preference Shares are not entitled to receive dividends;

4)       If Good Luck transfers the Preference Shares to a third party which is not an affiliate of Good Luck, or when Good Luck ceases to be controlled by any person holding executive office in or being a member of the board of director of the Company, Class A Preference Shares shall cease to have any voting right and

5)       If Mr. Law ceases to serve as adirector of the Company, the Company shall be entitled to redeem the Class A Preference Shares at the original subscription price.

Mr. Man San Vincent Law is a major founder of the Company. He has served as a Senior Adviser of Loto Interactive Limited since 2017. From 2001 to 2015, Mr. Law served as the Company’s chief executive officer and was chairman of the board of directors from 2001 to 2017. In 2001 Mr. Law founded E-Sun Network Co., Ltd. and became one of the pioneers in opening China's online lottery service market, committed to developing innovative online products and solutions. Mr. Law received a bachelor's degree from Wuhan University in 1990 and an administrative master's degree in business administration from Cheung Kong Graduate School of Business in 2009.

About 500.com Limited

500.com Limited (NYSE: WBAI) is committed to becoming a leading cryptocurrency mining enterprise. Since announcing its entry into the cryptocurrency industry in December 2020, the Company has entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire a controlling stake in Loto Interactive Limited (HKEX: 08198), and (iii) acquire the entire mining pool business of Bitdeer Technologies Holding Company (“BitDeer”) operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”), to unfurl a comprehensive approach to cryptocurrency mining. 500.com was also an online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:

500.com Limited

ir@500wan.com

Ms. Danni Zheng

Phone: +86 755 8633 8005

The Piacente Group, Inc.

Helen Wu

Tel: +86 (10) 6508-0677

Email: 500@tpg-ir.com

In the United States:

Brandi Piacente

Tel: +1 (212) 481-2050

Email: 500@tpg-ir.com